Skadden, Arps, Slate, Meagher & Flom llp One Manhattan West New York, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 14, 2025
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving
Mark Brunhofer
Irene Paik
Sandra Hunter Berkheimer

RE:	eToro Group Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted February 28, 2025
CIK No. 0001493318

Ladies and Gentlemen:

On behalf of our client, eToro Group Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on February 28, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement on Form F-1

Market, Industry and Other Data

Testimonials, page 3

1.	Please ensure that the testimonials provided throughout the prospectus are not so extensive that they obscure other prospectus disclosure. In addition, please confirm that you have received consents to the inclusion of the quotes in the prospectus from the relevant individuals. Please also disclose whether any of these individuals were compensated for their testimonials.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the graphics to reduce the number of customer testimonials throughout Amendment No. 4 in order to not obscure other disclosure. The Company further advises the Staff that the Company has received all consents for the quotes used in the prospectus, and has revised disclosure on page 3 to state that the Company has not compensated any individual for their testimonial.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-9

2.	Please revise your next amendment to provide additional information regarding your $65 million short-term investment, including the nature of the investment, terms, and your accounting policy.

The Company respectfully acknowledges the Staff’s comment and advises that in 2024, the Company invested $65 million in short-term deposits with an original maturity of over three months but no more than a year. As a result, these deposits were classified under "Short-term investment."

The Company has revised its disclosure on page F-11 of Amendment No. 4 to provide additional information about the nature and the terms of its short-term investments and further clarify its accounting policy with respect to short-term investments.

U. Financial Instruments

(4) Hedge Accounting, page F-23

3.	Please revise your policy to clarify how you account for the fair value hedges related to your employee investment plan as disclosed in the last paragraph of the footnote.

The Company respectfully acknowledges the Staff’s comment and advises that the Company has not applied fair value hedge accounting for its employee investment plan. From time to time, the Company uses financial instruments to economically hedge changes in the fair value of certain liabilities in respect of employee earnings related to the employee investment plan.

The Company has revised the disclosure on page F-24 of Amendment No. 4 to clarify its accounting policy for non-designated hedge accounting.

Note 17 – Taxes on Income

D. Pillar Two, page F-45

4.	Please tell us, and revise your disclosure accordingly, why you do not expect to be within the scope of Pillar Two at December 31, 2024 when you also disclose that multinational enterprises with global revenues of at least €750 million in at least two of the previous four years are in the scope of Pillar Two. In this regard, it appears that you have revenues in excess of €750 million in each of the last three years.

The Company respectfully acknowledges the Staff’s comment and advises that in accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover the reasons why the Company does not expect to be within the scope of Pillar Two for the year ended December 31, 2024.

F, Taxes on Income Included in Profit or Loss, page F-46

5.	We note that $12,995,000 of your $53,238,000 income tax provision in 2024 is related to prior years. Please tell us why this provision, representing 24.4% of your total provision and 5.3 percentage points of your total 21.7% effective tax rate, is properly recorded in 2024. In your response specifically tell us why this provision was not recorded in 2023 or an earlier period. Reference for us the authoritative literature you relied upon to support your accounting.

The Company respectfully acknowledges the Staff’s comment and advises that in accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover the requested literature the Company relied on to support its accounting as well as additional information with respect to this income tax provision.

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.
Partner

Enclosure

Cc	Jonathan Alexander Assia, Chief Executive Officer
Debbie Kahal, Chief Legal Officer
eToro Group Ltd.

Marc D Jaffe, Esq.
Joshua G. Kiernan, Esq.
Gilad Zohari, Esq.
Michael J. Rosenberg, Esq.
Latham & Watkins LLP

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